Exhibit 21.1
OIL STATES INTERNATIONAL, Inc.
SUBSIDIARIES

SUBSIDIARY	STATE/COUNTRY
Capstar Holding, L.L.C.	Delaware

Crown Camp Services Ltd.	Alberta, Canada

General Marine Leasing, L.L.C.	Delaware

Oil States Energy Services, Inc.	Delaware

Oil States Industries, Inc.	Delaware

Oil States Industries (Asia) Pte Ltd.	Singapore

Oil States Industries (UK) Limited	United Kingdom

Oil States Skagit SMATCO L.L.C.	Delaware

PTI Group, Inc.	Alberta, Canada

PTI Group USA, L.L.C.	Delaware

PTI Premium Camp Services Ltd.	Alberta, Canada

The MAC Services Group Ltd.	Australia

Sooner, Inc.	Delaware

Sooner Pipe, L.L.C.	Delaware

Stinger Wellhead Protection, Incorporated	Texas

Stinger Wellhead Protection (Canada) Incorporated	Alberta, Canada

Specialty Rental Tools & Supply, L.L.C.	Delaware

PTI Travco Modular Structures Ltd.	Alberta, Canada

PTI Noble Structures, Inc.	Alberta, Canada

Well Testing, Inc.	Delaware